SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of September, 2005

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO HOLDINGS S.A.

Corporate Taxpayers Enrollment No. 00.022.034/0001 -87

Registry of Commerce Enrollment No. 3535300140443

PUBLICLY-HELD COMPANY

SUMMARY MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF UNIBANCO HOLDINGS S.A., HELD ON AUGUST 26, 2005.

VENUE AND TIME: Av. Eusébio Matoso, 891, 22nd floor, in the city of São Paulo, State of São Paulo, at 2:00 p.m.

CHAIRMAN: Roberto Konder Bornhausen

QUORUM: Totality of the elected members.

DELIBERATIONS UNANIMOUSLY APPROVED:

1. AUDIT COMMITTEE

Whereas:

(i) Unibanco Holdings S.A. (the “Company”) is a publicly-held company that has securities traded in Brazil and abroad, being therefore, subject to the applicable Brazilian and foreign laws and regulations;

(ii) amongst the American laws and regulations, the Company is subject to the "Sarbanes-Oxley Act" (“SOX”), which rules the establishment of the audit committee on public-held companies with securities listed on the NYSE;

(iii) the Company’s purposes is to hold the shares that control the capital stock of Unibanco- União de Bancos Brasileiros S.A. (“Unibanco”), having no other activity.

(iv) on April 30th, 2004, Unibanco created an Audit Committee, with three members, being Mr. Gabriel Jorge Ferreira, member of this Board, the current Chairman, having access to all Unibanco’s relevant information for purposes of the Audit Committee;

The Board of Directors approves, in accordance with article 16, item “o” of the Company’s By-Laws, the creation of an Audit Committee, in the scope of this Board of Directors.

The Audit Committee will be composed by only one member, Mrs. Gabriel Jorge Ferreira, member of this Board of Directors, of Unibanco’s Board of Directors, as well as Chairman of its Audit Committee, having, therefore, access to all relevant information to perform this function, besides his professional capability.

It also approved that the Audit Committee will have the following incumbencies:

a) To establish and, whenever deemed necessary, to change its administrative rules for its own function, and submit it to the approval of the Company’s Board of Directors;

b) To appoint, "ad referendum" of the Company’s Board of Directors, the entity to be hired to render services as independent auditors in the Company, as well as, if necessary, the replacement of such auditor;

c) To review, previously to its publication, the semiannual financial statements, including the explanatory notes, the management reports and the independent auditor's technical report of the Company;

d) To analyze the effectiveness of the internal and the independent audit;

e) To analyze the compliance, by the management of the Company, of the recommendations made by the internal or by the independent auditor;

f) To meet with the Audit Board, if in duty, and with the Board of Directors of the Company, by their request, to discuss the policies, practices and procedures identified upon matters within their incumbency;

g) To recommend, to the Board of Officers of the Company, corrections or improvements of policies, practices and procedures identified upon matters within their incumbency;

h) Other attributions necessary for the compliance with law and regulation, in addition to those that the Audit Committee itself understands to be relevant to ensure:

(i) the independence of the external auditors;
(ii) the adequacy and effectiveness of the internal controls; or
(iii) the accuracy of the financial statements.

2. RESIGNATION OF BOARD OF DIRECTORS MEMBER

The resignation of Mr. Carlos da Silva Costa from his position of member of this Board of Directors was accepted, as per letter delivered to the Company on August 25th, 2005.

São Paulo, August 26th, 2005.

(aa) Roberto Konder Bornhausen, Pedro Moreira Salles, Israel Vainboim, Guilherme Affonso Ferreira, Gabriel Jorge Ferreira and Tomas Tomislav Antonin Zinner.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 1, 2005

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements.These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.